SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                           Northland Cranberries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   666499 10 8
              -----------------------------------------------------
                                 (CUSIP Number)

                                John Swendrowski
                             800 First Avenue South
                                 P. O. Box 8020
                     Wisconsin Rapids, Wisconsin 54495-8020
                                 (715) 424-4444
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 25, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                                Page 1 of 5 Pages

------------------------------------------------------
CUSIP No. 666499 10 8
------------------------------------------------------


====== =========================================================================
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       John Swendrowski
====== =========================================================================
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [ ]
====== =========================================================================
   3   SEC USE ONLY


====== =========================================================================
   4   SOURCE OF FUNDS*

       00
====== =========================================================================
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

====== =========================================================================
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
======================= ====== =================================================
       NUMBER OF           7   SOLE VOTING POWER

        SHARES                 700,479
                        ====== =================================================
     BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                321,731
                        ====== =================================================
         EACH              9   SOLE DISPOSITIVE POWER

       REPORTING               700,479
                        ====== =================================================
        PERSON            10   SHARED DISPOSITIVE POWER

         WITH                  321,731
======================= ====== =================================================
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,022,210
====== =========================================================================
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*                                              [ ]

====== =========================================================================
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       4.9%
====== =========================================================================
  14   TYPE OF REPORTING PERSON*

       IN
====== =========================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================



                                Page 2 of 5 Pages

------------------------------------------------------
CUSIP No. 666499 10 8
------------------------------------------------------


         This Amendment No. 7 to the undersigned's Schedule 13D, dated January 5, 1989, as amended ("Schedule 13D"), is being filed in order to amend Item 5 of such Schedule 13D to the extent set forth below due to the June 25, 1998 public offering of 5,000,000 shares of Class A Common Stock.

Item 5.        Interest in Securities of the Issuer.

               (a) Aggregate Number of Shares Beneficially Owned on December 31, 1999: 1,022,210*

                    Percentage of Class Beneficially Owned:  4.96%

               (b) Number of Shares as to Which the Undersigned had on December 31, 1999:

                    (i)    sole power to vote or to direct the vote:  700,479

                    (ii)   shared power to vote or to direct the vote:  321,731

                    (iii)  sole power to dispose or to direct the
                           disposition of:  700,479

                    (iv) shared power to dispose or to direct the disposition of: 321,731

-----------

*Included in the shares listed above are 636,202 shares of Northland Cranberries, Inc.'s Class B Common Stock ("Class B Shares") which the undersigned is deemed to beneficially own pursuant to Rule 13d-3 under the Exchange Act. The Class B Shares are entitled to three votes per share and are convertible at any time at the option of the holder thereof on a one-for-one basis into shares of Northland's Class A Common Stock.

               (c) Aggregate Number of Shares Beneficially Owned on June 25, 1998: 986,100**

                    Percentage of Class Beneficially Owned:  5.16%

               (d) Number of Shares as to Which the Undersigned had on June 25, 1998:

                    (i)   sole power to vote or to direct the vote:  664,824

                    (ii)  shared power to vote or to direct the vote:  321,276

                    (iii) sole power to dispose or to direct the
                          disposition of:  664,824

                    (iv) shared power to dispose or to direct the disposition of: 321,276

-----------

**Included in the shares listed above are 601,738 shares of Class B Shares. The following chart lists the shares owned by Mr. Swendrowski and shows the breakdown of the power to vote or direct the vote and power to dispose or direct the disposition of the shares.



                                Page 3 of 5 Pages

------------------------------------------------------
CUSIP No. 666499 10 8
------------------------------------------------------


  ----------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------
                                              SOLE     SHARED                                         SOLE       SHARED
                                            DISPOSI-  DISPOSI-                                       DISPOSI-   DISPOSI-
                       SOLE      SHARED       TIVE      TIVE                  SOLE       SHARED       TIVE        TIVE
                       VOTE       VOTE       POWER     POWER      TOTAL       VOTE        VOTE        POWER       POWER      TOTAL
  DESCRIPTION        12/31/99   12/31/99   12/31/99   12/31/99   12/31/99    6/25/98     6/25/98     6/25/98     6/25/98    6/25/98
  ----------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------
  CLASS A COMMON STOCK
  ----------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------
  Vested options      279,000               279,000                279,000    264,000                 264,000               264,000
  ----------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------
  Direct               73,275                73,275                 73,275     87,084                  87,084                87,084
  ----------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------
  John and Susan
  Swendrowski
  Charitable
  Foundation                      19,000                19,000      19,000                 19,000                 19,000     19,000
  ----------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------
  Joint with
  Wife(1)                          6,929                 6,929       6,929                  6,474                  6,474      6,474
  ----------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------
  Son(1)                           4,902                 4,902       4,902                  4,902                  4,902      4,902
  ----------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------
  Daughter(1)                      2,902                 2,902       2,902                  2,902                  2,902      2,902
  ----------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------
  CLASS B COMMON STOCK
  ----------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------
  Direct              348,204               348,204                348,204    313,740                 313,740               313,740
  ----------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------
  Cranberries
  Limited Inc.(2)                287,998               287,998     287,998                287,998                287,998    287,998
  ----------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------
  TOTAL:              700,479    321,731    700,479    321,731   1,022,210    664,824     321,276     664,824    321,276    986,100
  ----------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------
  % Beneficially
  Owned                                                              4.96%                                                    5.16%
  ----------------- ---------- ---------- ---------- ---------- ----------- ---------- ----------- ----------- ---------- ----------


    The undersigned's ownership percentage set forth above is based on the aggregate number of shares which the undersigned is deemed to beneficially own divided by the sum of (i) the number of shares of Class A Common Stock and Class B Shares outstanding as of December 31, 1999 and on June 25, 1998; plus (ii) the shares issuable to the undersigned upon exercise of his stock options.
----------------------
(1) As of December 31, 1999, the undersigned shared dispositive and voting power over 6,929 shares with his wife, 4,902 shares with his son and 2,902 shares with his daughter. At June 25, 1998, the undersigned shared 6,474 shares with his wife, 4,902 shares with his son and 2,902 shares with his daughter. Mr. Swendrowski's wife resides at the same address as the undersigned, is a U.S. citizen and has not been subject to criminal or civil proceedings within the last five years. The business address of Mr. Swendrowski's children is 800 First Avenue South, P.O. Box 8020, Wisconsin Rapids, Wisconsin 54495-8020. His children are U.S. citizens and have not been subject to criminal or civil proceedings within the last five years.

(2) The undersigned shares dispositive and voting power over these shares with LeRoy J. Miles and Cranberries Limited, Inc., 800 First Avenue South, P.O. Box 8020, Wisconsin Rapids, Wisconsin 54495-8020. Mr. Miles is a director of Northland. He is a United States citizen and has not been subject to criminal or civil proceedings within the last five years. Cranberries Limited, Inc. is a Wisconsin corporation investing in cranberry properties/businesses. Cranberries Limited, Inc. has not been subject to criminal or civil proceedings within the last five years.



                                Page 4 of 5 Pages

------------------------------------------------------
CUSIP No. 666499 10 8
------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 15, 2000
----------------------------------
Date


/s/  John Swendrowski
----------------------------------
John Swendrowski



                                Page 5 of 5 Pages